Exhibit 4.18

TRADING ACCOUNT MANAGEMENT AGREEMENT

THIS TRADING ACCOUNT MANAGEMENT AGREEMENT (“Agreement”) is made on the 23th day of December 2021 BETWEEN Metalpha, a company incorporated in the British Virgin Islands whose registered address is situated at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands (“Party A”) of the one part AND Antalpha Technologies Limited, a company incorporated in British Virgin Islands whose registered address is situated at PO Box 173，Road Town, Tortola,BVI (“Party B”) of the other part.

WHEREAS Party B is a shareholder of Party A, holding 49% ordinary shares in the share capital of Party A as at the date hereof.

WHEREAS Party A is the beneficial owner of all assets and profit and loss of trading accounts specified in the First Schedule hereto (“Trading Accounts”).

AND WHEREAS the parties hereto agree that the Trading Accounts shall be registered in Party B’s name and be managed exclusively by Party A.

NOW THIS AGREEMENT WITNESSTH as follows:-

1.	Party B is the registered owner of the Trading Accounts and holds the Trading Accounts upon trust for Party A.

2.	By entering into this Agreement, the parties hereto agree that Party A shall have full and exclusive authority to execute trades in each Trading Account. Party A shall have full discretion to order purchases and sales of crypto currencies including spot, futures contracts, options and any other available instruments under the Trading Accounts.

3.	The crypto currencies and assets in and all profits of any kind generated under the Trading Accounts belong to Party A.

4.	Transfer of any crypto currencies or assets of any kind out of the Trading Accounts shall only be executed in accordance with the written instructions of Party A sent through Party A’s email address set out in Clause 7 and substantially in the form of the Second Schedule (“Party A Transfer Instruction”). Party B shall execute any Party A Transfer Instructions as soon as reasonably practicable following the receipt of the same. For the avoidance of doubt, Party B shall not transfer any crypto currencies or assets of any kind out of any Trading Account otherwise than in accordance with a Party A Transfer Instruction.

5.	Neither Party A nor any of its employees, officers, directors or shareholders shall be liable to Party B for any actions performed or omitted to be performed or for any loss resulting from the exercise of judgment in managing the assets of the Trading Accounts.

6.	This Agreement may be terminated at any time by either party giving to the other party at least 90 calendar days’ notice in writing of the intention to do so (“Termination Notice”). Upon serving of a Termination Notice by any party, Party B shall as soon as reasonably practicable transfer any and all crypto currencies or assets of any kind out of the Trading Accounts in accordance with the Party A Transfer Instruction(s).

Trading Account Management Agreement

7.	Any notices, instructions, consent and communication (“Communication”) under this Agreement must be in writing and sent:

to Party A, to it at:

Metalpha Limited

[address] Suit 1508.15/F. Central Plaza, 18 Harbour Road, Hong Kong

[email] niming@dvintinc.com

to Party B, to it at:

Antalpha Technologies Limited

8 Kallang Avenue, Aperia Tower 1, #04-01/02, Singapore 339509

jing@antalpha.com

Such Communication will be deemed received:

(A)	by local post: two business days after posting;

(B)	by airmail: seven business days after posting;

(C)	by hand: on delivery;

(D)	by email: when the message enters the recipient’s mail server;

provided however that any Communication which is received (or deemed received in accordance with the foregoing) outside business hours or on a non-business day in the place of receipt shall be deemed to take effect at the opening of business on the next following business day in such place.

8.	Unless otherwise stated, references to “writing” or “written” include faxes, email and any other method of reproducing words in a legible and non-transitory form.

9.	The parties hereto agree that each shall treat confidentially the terms and conditions of this Agreement and all information provided by each party to the other regarding its business and operations. All confidential information provided by a party hereto shall be used by the other party solely for the purpose of performing this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party without the prior consent of such providing party. The foregoing shall not be applicable to any information that is publicly available when provided or thereafter becomes publicly available other than through a breach of this Agreement, or that is required to be disclosed by law, listing rules or regulatory authority or to any officers, employees, professional advisers, auditors or consultants of the parties hereto.

10.	This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

11.	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. The courts of Hong Kong are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

12.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a same copy of the Agreement.

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SIGNING PAGE

This Agreement has been entered into on the date stated at the beginning.

ANTALPHA TECHNOLOGIES LIMITED

/s/ Xin Jin
Xin Jin

METALPHA LIMITED

/s/ Ming Ni
Ming Ni

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FIRST SCHEDULE

Trading Accounts

1. Binance Trading Account [   ] mettest@antalpha.com subaccount number:211551235

2.

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SECOND SCHEDULE

To: [Antalpha Limited]

Dear Sirs,

We refer to the Trading Account Management Agreement dated _____________among ourselves (“Agreement”). Pursuant to Clause 4 of the Agreement, we hereby give you instructions to make transfer of assets out of the Trading Account (as defined in the Agreement) with details as follows:

Trading Account :

Transferee :

Type and amount of assets :

Transferee account details :

Metalpha Limited

[Name of director]

Director

Date:

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